UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 10)

Frequency Electronics Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

358010106
(CUSIP Number)

Jonathan Brolin 116 Radio Circle Mount Kisco, NY 10549 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 02, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP	358010106
No.

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[ ]
		(b)	[ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR
		2(E)		[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York

			7	SOLE VOTING POWER
	NUMBER OF SHARES			-0-

	BENEFICIALLY OWNED BY		8	SHARED VOTING POWER
1,723,249

	EACH		9	SOLE DISPOSITIVE POWER

	REPORTING			-0-

	PERSON		10	SHARED DISPOSITIVE
POWER 1,723,249
WITH

11		AGGREGATE		AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,723,249

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
		Instructions)		[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11) 18.92%

14		TYPE OF REPORTING PERSON (See Instructions)
IA, OO

https://www.sec.gov/Archives/edgar/data/39020/000106299319004775/formsc13da.htm 2/7

SCHEDULE 13D/A

CUSIP	358010106
No.

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Long Only Value Fund, LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [	]
		(b) [	]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR
		2(E)		[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	NUMBER OF		7	SOLE VOTING POWER
	SHARES			-0-

	BENEFICIALLY		8	SHARED VOTING POWER
	OWNED BY			1,451,745

	EACH		9	SOLE DISPOSITIVE POWER

	REPORTING			-0-

	PERSON		10	SHARED DISPOSITIVE
POWER 1,451,745
WITH

11		AGGREGATE		AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,451,745

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
		Instructions)		[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11) 15.94%

14		TYPE OF REPORTING PERSON (See Instructions)
PN

https://www.sec.gov/Archives/edgar/data/39020/000106299319004775/formsc13da.htm 3/7

SCHEDULE 13D/A

CUSIP	358010106
No.

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
AF
[ ]
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR
2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	NUMBER OF	7	SOLE VOTING POWER
	SHARES		-0-

	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		1,723,249

	EACH	9	SOLE DISPOSITIVE POWER

	REPORTING		-0-

	PERSON	10	SHARED DISPOSITIVE
POWER 1,723,249
WITH

11		AGGREGATE	AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,723,249

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
		Instructions)	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11) 18.92%

14		TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 10 ("Amendment No. 10") amends and supplements the statements on Schedule 13D/A filed with the Securities and Exchange Commission (the "SEC") on April 9, 2018 (the "Last Schedule 13D/A") and the Amendment No. 9 filed with the SEC on December 17, 2019 ("Amendment No. 9") with respect to the Common Stock, par value $1.00 (the "Common Stock") of Frequency Electronics, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No.10 have the meanings set forth in the Last Schedule 13D/A. This Amendment No. 10 amends Items 3and 5 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 1,723,249 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $16,238,164. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 5.  Interest in Securities of the Issuer

(a)-(c) As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 1,723,249 shares of Common Stock, constituting 18.92% of the shares of Common Stock, based upon 9,107,558 shares of Common Stock outstanding as of March 10, 2020, as set forth in the Form 10-Q filed by the Issuer on March 16, 2020 and (ii) the Fund may be deemed to be the beneficial owner of 1,451,745 shares of Common Stock, constituting 15.94% of the shares of Common Stock, based upon 9,107,558 shares of Common Stock outstanding as of March 10, 2020, as set forth in the Form 10-Q filed by the Issuer on March 16, 2020.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,723,249 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,723,249 shares of Common Stock.

The Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,451,745 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,451,745 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,723,249 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,723,249 shares of Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit A. All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2020
Date

EDENBROOK CAPITAL, LLC

By: /s/ Jonathan Brolin
Jonathan Brolin, Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By: /s/ Jonathan Brolin
Managing Member of Edenbrook Capital Partners, LLC

By: /s/ Jonathan Brolin
Jonathan Brolin

Exhibit A

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Price per Share
2020-03-13	Common Stock	14,305	7.1985
2020-03-16	Common Stock	4,650	7.0270
2020-03-17	Common Stock	3,100	7.1560
2020-03-19	Common Stock	1,300	7.0188
2020-03-20	Common Stock	1,629	7.0852
2020-03-23	Common Stock	7,724	7.3530
2020-03-24	Common Stock	7,678	7.9094
2020-03-25	Common Stock	11,728	8.1163
2020-03-26	Common Stock	28	8.4500
2020-03-27	Common Stock	6,802	8.8316
2020-03-30	Common Stock	6,300	9.0495
2020-03-31	Common Stock	710	9.0414
2020-04-01	Common Stock	4,600	8.9212
2020-04-02	Common Stock	8,700	9.0058
2020-04-03	Common Stock	4,100	8.9361
2020-04-06	Common Stock	11,899	8.9237
2020-04-06	Common Stock	28,000	8.9000